Exhibit (a)(1)(B)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Bid Letter is being sent to you as a Public Shareholder of Patni Computer Systems Limited. In case you have recently sold your Offer Shares (as defined hereinafter) in Patni Computer Systems Limited, please hand over this Bid Letter and the accompanying Bid Form (as defined hereinafter) and transfer deed (in case of shares held in physical form) to the member of the stock exchange through whom the sale was effected. Defined terms used hereinafter are found under “Key Definitions” on page 4 of this Bid Letter. All references to “Rs.”, “INR” or “Rupee” mean “Indian Rupees.”

BID LETTER

From

PAN-ASIA iGATE SOLUTIONS

having its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius, Tel: +230 467 3000, Fax: +230 467 4000

iGATE GLOBAL SOLUTIONS LIMITED

having its registered office at 158-162(P) & 165(P)-170(P), EPIP Phase II, Whitefield, Bangalore—560 066, India, Tel: +91 80 4104 0000, Fax: +91 80 4104 1123

iGATE CORPORATION1

having its registered office at Park West Two - Suite 401, 2000 Cliff Mine Road, Pittsburgh, PA 15275, USA, Tel: +1 412 490 9620, Fax: +1 412 494 9272

inviting you to tender your fully paid-up equity shares of Rs. 2/- each pursuant to a Reverse Book Building Process in accordance with Regulation 10 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”) of

Patni Computer Systems Limited

having its registered office at Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune—411 013, India. Tel: +91 20 39842000, Fax: +91 20 39842082

THE OFFER OPENS AT 10.00 A.M., INDIAN STANDARD TIME ON March 28, 2012 AND THE OFFER EXPIRES AT 3.00 P.M., INDIAN STANDARD TIME ON March 30, 2012.

  Note:

  If you wish to submit a bid and tender your Offer Shares (as defined hereinafter) to the Acquirer, you should:

•	Read this Bid Letter and the instructions herein.

•	Complete and sign the accompanying Bid Form in accordance with instructions therein and in this Bid Letter, which is enclosed at the end of this booklet.

•

Ensure that (a) you have credited your Offer Shares to the specified Special Depository Account (details of which are set out in this Bid Letter) and obtained a copy of your Depository Participant Instruction in relation thereto, or (b) in case of Shares held in physical form executed the transfer deed.

•

Submit (a) your Bid Form and (b) a copy of your Depository Participant Instruction by physical delivery or (c) physical share certificate along with the executed transfer deed (applicable only in the case of shares held in physical form) to one of the Bid Centres set out in this Bid Letter. If you are resident in areas where no Bid Centre is located, you may send the above by registered post (at your risk and cost) to Karvy Stock Broking Ltd as per the details set out in this Bid Letter, such that it is received before 3.00 p.m. Indian Standard Time on the Bid Closing Date.

[1]	The Public Shareholders may note that this Bid Letter contains references to and disclosures in respect of iGATE Corporation. iGATE Corporation is not a “Promoter” or “Acquirer” for the purposes of this Bid Letter or Delisting Offer and will not be acquiring Shares tendered under the Delisting Offer. However, given that iGATE Corporation is the ultimate parent company for Pan-Asia iGATE Solutions and iGATE Global Solution Limited, to ensure completeness of information disseminated to the Public Shareholders, certain references to and disclosures in respect of iGATE Corporation are being included in this Bid Letter.

Detailed procedures for the submission and settlement of Bids are set out in paragraphs 14 and 17 respectively. The approvals as mentioned in paragraph 12 are the approvals required to implement the transactions described in this Bid Letter. So far as the Promoters are aware, no other statutory approvals other than those mentioned in paragraph 12 are required to implement the transactions described in this Bid Letter.

Manager to the Offer	Registrar to the Offer

Kotak Mahindra Capital Company Limited

Bakhtawar, 1st Floor

229, Nariman Point

Mumbai 400021

Tel : +91 22 66341100

Fax: +91 22 22840492

Email: project.patnioffer@kotak.com

Contact Person: Mr. Ganesh Rane

Karvy Computershare Private Limited Plot No 17 - 24, Vittalrao Nagar Madhapur, Hyderabad 500 081 Tel: +91 40 4465 5000 Fax: +91 40 2343 1551 Email: murali@karvy.com Contact Person: Mr. Murali Krishna

Floor Price: Rs 356.74 per equity share of face value Rs. 2/- each

Activity	Date*	Day
Issue of the Public Announcement	March 14, 2012	Wednesday
Specified Date^	March 9, 2012	Friday
Dispatch of Letters of Offer / Bid Forms to Public Shareholders	March 17, 2012	Saturday
Bid Opening Date (10 a.m. IST)	March 28, 2012	Wednesday
Last date for upward revision or withdrawal of bids	March 29, 2012	Thursday
Bid Closing Date (3 p.m. IST)	March 30, 2012	Friday
Last Date for Public Announcement of Discovered Price/ Exit Price and Acquirer’s acceptance/non-acceptance of Discovered Price/ Exit Price	April 13, 2012	Friday
Last date for payment of consideration#	April 17, 2012	Tuesday
Last date for return of Offer Shares tendered under the Offer to Public Shareholders in case of failure of Offer	April 17, 2012	Tuesday

*	Public Shareholders will be notified of changes to the proposed timetable, if any, by way of a corrigendum to the Public Announcement in the same newspapers where the Public Announcement is being issued.
^	Specified Date is only for the purpose of determining the name of the Public Shareholders as on such date to whom the Bid Letter will be sent. However, all owners (registered or unregistered) of the Shares are eligible to participate in the Offer any time before and on the Bid Closing Date.
#	Subject to the acceptance of the Discovered Price or offer of an Exit Price by the Acquirer

KEY DEFINITIONS
Acquirer	Pan-Asia iGATE Solutions, an unlisted company incorporated on December 17, 2010, under the laws of the Republic of Mauritius with its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius, Tel: +230 467 3000,
Fax: +230 467 4000
ADSs	The American Depositary Shares of the Company, each representing two Shares, issued under an American Depositary Receipts facility, established on December 7, 2005 with The Bank of New York Mellon, as depositary.
Bid	Offer by a Public Shareholder to tender his/her Offer Shares by submitting a Bid Form at the relevant Bid Centre during the Bid Period
Bid Centres	The centres listed in paragraph 15 of this Bid Letter for the submission of Bid Forms
Bid Closing Date	3.00 p.m. IST on March 30, 2012 being the last date of the Bidding Period
Bid Form	Bid form as enclosed with this Bid Letter and specifically marked as ‘Bid Forms’
Bid Opening Date	10 a.m. IST on March 28, 2012 being the date on which the Bidding Period commences
Bidding Period	Bid Opening Date to Bid Closing Date
Bid Letter	This letter inviting Bids from all Public Shareholders
BSE	Bombay Stock Exchange Limited
CDSL	Central Depository Services (India) Limited
Company/ Patni	Patni Computer Systems Limited, a company incorporated under the Indian Companies Act, as amended, with its registered office at Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune—411 013,
Telephone: +91 20 2661 3457; Fax: +91 20 2661 3457
Delisting Regulations	Securities And Exchange Board of India (Delisting Of Equity Shares) Regulations, 2009, as amended
Delisting Offer/Offer	Offer made by the Acquirer to acquire the Offer Shares in accordance with the Delisting Regulations, PA and this Bid Letter
Depository Participant Instruction	The instruction from a Public Shareholder to the Depository Participant to credit/pledge Offer Shares to the Special Depository Account
Discovered Price	Minimum price payable by the Acquirer for the Offer Shares they intend to acquire pursuant to the Offer, as determined in accordance with the Delisting Regulations, being the price at which the maximum number of Offer Shares are tendered
Exit Price	The price finally accepted or offered by the Acquirer (which may be the Discovered Price or a price higher than the Discovered Price)
FEMA	Foreign Exchange Management Act, 1999, as amended
FIPB	Foreign Investment Promotion Board
Floor Price	The price of Rs 356.74 per Offer Share as determined in accordance with the Delisting Regulations
iGATE Corporation	iGATE Corporation, a company, incorporated under the laws of the Commonwealth of Pennsylvania having its registered office at Park West Two - Suite 410, 2000 Cliff Mine Road, Pittsburgh, PA 15275, U.S.A. Tel: +1 412 490 9620, Fax: +1 412 494 9272
Indian Companies Act	Companies Act, 1956, as amended
Indian Stock Exchanges	BSE and NSE
IST	Indian Standard Time
IT Act	Indian Income-tax Act, 1961, as amended
Lacs	100,000 units
Manager or Manager to the Offer	Kotak Mahindra Capital Company Limited
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
NYSE	The New York Stock Exchange

Offer Shares	Shares held by Public Shareholders (including those shares acquired upon conversion of ADSs)
PA or Public Announcement	Statutory public announcement published on March 14, 2012 in all editions of Business Standard, Pratahkal, Mumbai edition of Navshakti and Pune edition of Kesari, and any corrigendum thereto
Physical Shares	Offer Shares that are not in dematerialised form
Physical Shareholders	Public Shareholders who hold Offer Shares in Physical Form
Postal Ballot	Shareholders resolution as per section 192A of the Indian Companies Act, 1956, as amended
Promoters	Acquirer and iGATE Global Solutions Limited, a public limited company incorporated on December 27, 1993 under the Indian Companies Act, as amended with its registered office at 158-162(P) & 165(P)-170(P), EPIP Phase II, Whitefield, Bangalore - 560 066, India, Tel: +91 80 4104 0000, Fax: +91 80 4104 1123
Public Shareholders	Holders of Shares, other than the following: (a) Promoters; (b) holders of depository receipts issued overseas against equity shares held with a custodian and such custodian
Reverse Book Building Process	A reverse book building process in the manner as specified in Schedule II of the Delisting Regulations
RBI	Reserve Bank of India
SEBI	Securities and Exchange Board of India
Shares	Fully paid up equity shares of the Company having a face value of Rs. 2/- each
Shareholders	Holders of Shares
SEC	U.S. Securities and Exchange Commission
Special Depository Account	The account of the Manager to which the Offer Shares must be credited or pledged prior to submission of Bids, details of which are set out in paragraph 14 of this Bid Letter
Trading Member	Karvy Stock Broking Ltd
Transaction	The Offer and the delisting of the Shares from the Indian Stock Exchanges and the ADSs from the NYSE, as described in this Bid Letter.
U.S. Exchange Act	Securities Exchange Act of 1934, as amended

FORWARD LOOKING STATEMENTS

Certain statements in this Bid Letter are not historical and may constitute forward-looking statements reflecting financial performance. When used in this Bid Letter, words such as “estimate”, “intend”, “expect”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements—which are, by their very nature, not guarantees of future operational or financial performance and are subject to risks and uncertainties. Forward-looking statements are based on management’s estimates, beliefs and opinions on the date the statements are made. Actual results may differ from these estimates, beliefs and opinions.

Dear Public Shareholder,

This is an invitation to tender your Offer Shares in the Company to the Acquirer in accordance with the Delisting Regulations.

The Acquirer is pleased to invite you to tender, on the terms and subject to the conditions set out in the Delisting Regulations, the PA and in this Bid Letter, your Offer Shares in the Company.

1.	Background of the Offer

1.1	The Company is a public limited company incorporated under the Indian Companies Act, 1956, as amended, having its registered office at Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune – 411 013, India.

1.2	The Promoters’ holding in the Company is as below:

Shareholding Pattern as of March 9, 2012

	as % of Shares Only		as % of Shares + ADSs
	# of shares	% shareholding	# of shares	% shareholding
Promoters Shareholdings
—iGATE Global Solutions Limited	14,750,947	13.24%	14,750,947	10.88%
—PAN-Asia iGATE Solutions
—Held by way of shares	75,177,901	67.49%	75,177,901	55.43%
—Held by way of ADSs			20,161,867	14.87%

Total Promoters Shareholdings	89,928,848	80.74%	110,090,715	81.18%

Non-Promoters Shareholdings
—Minority Shareholders by way of Shares	21,454,418	19.26%	21,454,418	15.82%
—Minority Shareholders by way of ADSs			4,069,999	3.00%

Total Non-Promoters Shareholdings	21,454,418	19.26%	25,524,417	18.82%

Total	111,383,266	100.00%	135,615,132	100.00%

1.3	The Promoters and iGATE Corporation have made the Public Announcement to the Public Shareholders to acquire all outstanding Shares held by the Public Shareholders (“Offer Shares”), in accordance with the provisions of the Delisting Regulations and on the terms and subject to the conditions set out herein below. Pursuant to the Offer, and subject to Conditions to the Offer as outlined in paragraph 11 of this Bid Letter, the Promoters and iGATE Corporation will seek to voluntarily delist (a) the Shares from the Indian Stock Exchanges where the Company is currently listed, in accordance with the Delisting Regulations and (b) the ADSs of the Company from the NYSE.

1.4	On November 11, 2011, the Promoters delivered to the Patni Board of Directors (the “Board”) notice of their intention to initiate the process to voluntarily delist the Shares from the Indian Stock Exchange where the Shares of the Company are presently listed and the ADSs of the Company from the NYSE, where the ADSs of the Company are presently listed and requested the Company seek the approval of the Shareholders by a special resolution through postal ballot of the proposed delisting of Shares from the Indian Stock Exchanges and the delisting of ADSs from NYSE (“Delisting Proposal”). On November 16, 2011, the Board approved the Delisting Proposal and recommended for approval by the Public Shareholders of the Company in terms of the Delisting Regulations and for this purpose sought the approval of all the Shareholders, through postal ballot for the proposed delisting of the Shares of the Company from the India Stock Exchanges and the ADSs of the Company from the NYSE. The outcome of the Board meeting of the Company was provided to the Indian Stock Exchanges on November 16, 2011.

1.5	The special resolution approving the Delisting Proposal was passed by the Shareholders through postal ballot, the result of which was declared on January 7, 2012. The votes cast by the Public Shareholders in favour of the Delisting Proposal were 250.65 times the number of votes cast by Public Shareholders against it i.e. more than two times the number of votes cast by Public Shareholders against it as required under the Delisting Regulations.

1.6	The Company received the in-principle approval for the delisting of Shares from the NSE on January 13, 2012 and BSE on January 19, 2012. In addition, upon consummation of the Transaction, the Company’s ADSs will be delisted from trading on the NYSE, and if the deregistration provisions of the U.S. Exchange Act and the rules promulgated thereunder have been satisfied, the Promoters will also seek to cause the ADSs to be deregistered under the U.S. Exchange Act and the Company will no longer file reports and furnish information to the SEC.

1.7	The Public Announcement was issued on March 14, 2012 in the following newspapers as required under the Delisting Regulations:

Newspaper	Language	Editions
Business Standard	English	All
Pratahkal	Hindi	All
Navshakti	Marathi	Mumbai
Kesari	Marathi	Pune

1.8	Modifications to the Public Announcement, if any, will be notified by issuing a corrigendum in all the aforementioned newspapers. The Promoters and iGATE Corporation reserve the right to withdraw the Offer in certain cases as more fully set out in paragraph 11 of this Bid Letter.

2.	Information about the Promoters and iGATE Corporation

Pan-Asia iGATE Solutions

2.1.	Pan-Asia iGATE Solutions (the “Acquirer”) is an unlisted company incorporated on December 17, 2010, under the laws of the Republic of Mauritius with its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius, Tel: +230 467 3000, Fax: +230 467 4000.

2.2.	Pan-Asia iGATE Solutions has been promoted by iGATE Technologies Inc., an indirect subsidiary of iGATE Corporation. As of the date of the PA, iGATE Corporation, indirectly through its subsidiaries, owns 100% share capital of the Pan-Asia iGATE Solutions. Sunil Wadhwani and Ashok Trivedi are the founder shareholders of iGATE Corporation.

2.3.	The paid-up equity share capital of Pan-Asia iGATE Solutions is US$10,000 consisting of 10,000 fully paid-up equity shares each having a face value of US$1.

2.4.	Pan-Asia iGATE Solutions has been set up by iGATE Corporation to act as a platform for global strategic expansion in the IT space, and make certain strategic investments, principally in the Asian and in time African and Middle Eastern regions, on an opportunistic basis.

2.5.	Brief details in respect of the experience of the members of the board of Pan-Asia iGATE Solutions is as follows:

Ashok Trivedi is the co-founder and co-chairman of iGATE Corporation. He has served as co-chairman and president of iGATE Corporation from October 1996 to April 1, 2008. He is currently on the boards of directors of many of the subsidiaries and affiliates of iGATE Corporation. He was one of the early pioneers of the IT industry. Under his leadership, iGATE Corporation began its operations in 1986 and grew to over $500 million in revenues by 1999. From 1976 to 1986, he held various marketing and management positions with Unisys Corporation, a global IT company.

He has received numerous awards, including “Entrepreneur of the Year” from Ernst & Young. He holds a master’s degree in business administration from Ohio University and a master’s degree in physics from Delhi University.

Phaneesh Murthy was appointed as a director of Pan-Asia iGATE Solutions on January 21, 2011. Mr. Murthy was appointed as a director of iGATE Corporation on March 7, 2006 and was promoted to President and Chief Executive Officer of the Company on April 1, 2008. He was named Chief Executive Officer of iGATE Global Solutions Limited in August 2003 and served in this position through December 2009. Mr. Murthy also serves as a member of the board of directors of Global Edge Software Pvt. Ltd. and Cybernet Systems, Inc. In January 2003, Mr. Murthy founded Quintant Services Limited, an India-based BPO company that was acquired by iGATE Global Solutions Limited and iGATE Corporation in August 2003. Prior to that, from July 2002 to August 2003, he served as the founding partner of Primentor, a U.S.-based consulting firm that he founded. From 1992 to 2002, Mr. Murthy held various positions at Infosys Technologies Limited. He has considerable expertise in developing and managing the growth of organizations. He has significant industry experience, spanning more than a decade, in structuring and managing large outsourcing deals with Fortune 500 companies. His contribution has been significant in improving the operating metrics of iGATE, including the introduction of a new management team, corporate consolidation and changes leading to the application of IP-driven business models. He has also brought about changes in the intrinsic quality of the iGate Corporation’s engagements, including, among others, higher offshore revenue contribution, increase in resource utilization, and improvements in billing rates. Mr. Murthy has played a key role in building a world class facility at the iGate Corporation’s new Whitefield, Bangalore campus. Mr. Murthy holds a master’s degree in business administration from the Indian Institute of Management in Ahmedabad, India and received the equivalent of a bachelor’s degree from the Indian Institute of Technology in Chennai, India.

Kapil Dev Joory is co-founder and executive director of International Financial Services Limited (“IFSL”), a leading management company specialising in international tax, business and corporate advisory services. He is also a Fellow of the Institute of Chartered Accountants in England and Wales and also a member of the Society of Trust and Estate Practitioners (STEP). Until 1993, he was a senior tax executive at Ernst & Young, London office. He has over 30 years of post-qualification experience in international tax planning and business structuring. His areas of specialization includes international banking and financial services including Islamic banking, offshore fund structuring and administration, intellectual and real property planning, franchising and retail operations. He serves on the boards of several investment funds.

Abdool Fareed Soreefan is a Director (Compliance and Controls) of IFSL. He is also a Chartered Secretary from the UK Institute of Chartered Secretaries and Administrators and holds a Masters in Business Administration (Finance), UK. He has 11 years of experience as a court officer with the Mauritius Judicial Department and worked for about a year with the secretarial arm of KPMG as a deputy manager being in charge of its secretarial and insolvency departments. He joined IFSL in August 1995 and is presently overseeing corporate secretarial matters and fund set up/administration. He serves as a director of various companies and investment funds.

iGATE Global Solutions Limited

2.6.	iGATE Global Solutions Limited was incorporated on December 27, 1993 under the Indian Companies Act and has its registered office and corporate office at 158-162(P) & 165(P)-170(P), EPIP Phase II, Whitefield, Bangalore—560 066, India, Tel: +91 80 4104 0000, Fax: +91 80 4104 1123.

2.7.	iGATE Global Solutions Limited is promoted by iGATE Corporation. As on the date of the Bid Letter, iGATE Corporation, indirectly through its subsidiaries, owns 100% share capital of iGATE Global Solutions Limited. Sunil Wadhwani and Ashok Trivedi are the founder shareholders of iGATE Corporation.

2.8.	iGATE Global Solutions Limited’s service offerings include client/server design and development, conversion/migration services, offshore outsourcing, enterprise resource planning package implementation and integration services, software development and applications maintenance outsourcing. iGATE Global Solutions Limited is engaged in the business of providing business outcomes driven iTOPS solutions with a global delivery model. iGATE Global Solutions Limited’s unique business model aligns with the client’s strategic objectives to achieve operational efficiencies, increase cost variability and rationalize their current operating environment.

2.9.	The shares of iGATE Global Solutions Limited are not listed on any stock exchange. The shareholding pattern of the iGATE Global Solutions Limited as on the date of the Bid Letter is as follows:

No.	Name of Shareholder	Number of Shares	Percentage Shareholding
1.	iGATE Inc.	96,00,000	75.21
2.	iGATE Corporation	31,64,378	24.79

As on date of the Bid Letter, iGATE Corporation, indirectly through its subsidiaries, owns 100% share capital of iGATE Inc.

2.10.	Brief details in respect of the experience of the members of the board of iGATE Global Solutions Limited is as follows:

Ashok Trivedi is the chairman of iGATE Global Solutions Limited. Mr. Trivedi’s biographical information is set forth under Clause 2.5 above.

Sunil Wadhwani is the vice chairman of iGATE Global Solutions Limited. He is the co-founder and co-chairman of iGATE Corporation. He is currently on the boards of directors of many of the subsidiaries and affiliates of iGATE Corporation. He has received numerous awards including “Entrepreneur of the Year” from Ernst & Young. He also serves on the board of directors/trustees of the U.S. Federal Reserve Bank (Pittsburgh), Carnegie Mellon University, and the United Way. He has a master’s degree in management from Carnegie Mellon University and a bachelor’s degree in engineering from the Indian Institute of Technology.

Phaneesh Murthy was appointed as a director on the board of iGATE Global Solutions Limited on August 22, 2003. Mr. Murthy’s biographical information is set forth under Clause 2.5 above.

Sujit Sircar is the chief financial officer and a fulltime director of iGATE Global Solutions Limited. Previously, he worked with Wipro Limited for five years where he handled various job responsibilities and was the finance head for various divisions of the company. He is a Chartered Accountant by training and is a Fellow Member of the Institute of Chartered Accountants of India. He holds a bachelor’s degree in Commerce from the University of West Bengal.

Suresh Anantha Narayanan is the chief delivery officer and a wholetime director of iGATE Global Solutions Limited. He has 20 years’ experience in IT and management consulting both in U.S. and India. Prior to joining iGATE Global Solutions Limited, he was vice president and global practice head of IT Infrastructure Services (ITIS) at Cognizant. He has also worked with international management consulting firm Booz-Allen-Hamilton in the U.S., working on IT strategies for both U.S. federal agencies and commercial firms. He started his career by setting up Geographic Information Systems (GIS) for substate districts in Oklahoma in the U.S. Mr. Narayanan has a master’s degree from the University of Oklahoma and a bachelor’s degree from the Regional Engineering College, Trichy, India.

2.11.	A brief summary of the audited financials of iGATE Global Solutions Limited on a standalone basis for the years ended March 31, 2009, March 31, 2010 and March 31, 2011, being the last three fiscal years for which audited financials are available, are provided below. The financials have been prepared in accordance with the Generally Accepted Accounting Principles of India (Indian GAAP):

Profit & Loss Statement (Rupees Lacs)	Fiscal Year Ended March 31, 2009	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Total Income	90,460	91,667	1,21,227

Profit before Depreciation Interest & Tax	20,411	19,804	29,293
Profit before Tax	17,325	16,673	26,329
Profit after Tax	16,913	16,034	25,285
Sources of Funds
Paid-up share capital	1,276	1,276	1,276
Reserves & Surplus (Excl. Building Revaluation reserve)	49,653	73,088	98,199
Networth	50,929	74,364	99,474
Secured loans	223	247	285
Unsecured loans	—	—	—

Total	51,152	74,611	99,760

Uses of Funds
Net fixed assets	14,567	17,072	22,020
Other Non current assets	695	758	1,183
Investments	17,658	38,366	18,807
Net current assets	18,232	18,415	57,750

Total	51,152	74,611	99,760

Other Financial Data	Fiscal Year Ended March 31, 2009	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Dividend (% of paid-up capital)	NA	NA	NA
Earning per Share* (Rs.)	132.50	125.61	198.09
Return on Networth** (%)	33.21%	21.56%	25.42%

*	Earning per share calculated as Profit After Tax/Weighted Average Dilutive Number of equity shares outstanding during the year
*	Return on Networth calculated as Profit After Tax/Networth as at the end of the year
Note:	During the year ended March 31, 2010, the company sub-divided the face value of shares from Rs. 200,000 per share to Rs. 10 per share. The EPS and book value per share for 2009 have been recalculated to reflect the pro forma effect of such sub-division.

Information about iGATE Corporation

2.12.	iGATE Corporation was incorporated on November 12, 1996 under the laws of the Commonwealth of Pennsylvania. The registered office is located at Park West Two—Suite 410, 2000 Cliff Mine Road, Pittsburgh, PA 15275, T: +1 412 490 9620 Fax: +1 412 494 9272.

2.13.	Sunil Wadhwani and Ashok Trivedi are the founder shareholders of iGATE Corporation. iGATE Corporation is the ultimate holding company of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited. iGATE Corporation is an outsourcing service provider of Information Technology (IT) and IT-enabled operations solutions & services and caters to different geographies through its subsidiary iGATE Global Solutions Limited with its global delivery centres in India and offices across North America, Europe and Asia Pacific.

2.14.	The common shares of iGATE Corporation, having a face value of US$0.01 per share, are listed on the NASDAQ stock exchange. Share price as on March 9, 2012 was US$19.20 on the NASDAQ stock exchange.

2.15.	The shareholding pattern as of December 31, 2011 is as below:

Name of the Shareholder	Number of Shares	Percentage Shareholding
Ashok Trivedi	1,25,01,675	22.08
Sunil Wadhwani	1,25,01,675	22.08
Fidelity Management & Research	57,47,557	10.15
Columbia Wanger Asset Management LLC	35,45,000	6.26
Blue Harbour Group	34,92,087	6.17
Wellington Management Co. LLP	26,54,775	4.69
BlackRock Fund Advisors	21,40,994	3.78
Waddell & Reed Investment Management Co.	19,83,450	3.50
The Vanguard Group, Inc	16,76,056	2.96
Dimensional Fund Advisors, Inc.	12,56,247	2.22
Others	91,09,484	16.09

Total	5,66,09,000	100.00

2.16.	Brief details in respect of the experience of the various members of the board of iGATE Corporation is as follows:

Phaneesh Murthy

President, Chief Executive Officer and Director

Mr. Murthy was appointed as a director on the board of iGATE Corporation on March 7, 2006. Mr. Murthy’s biographical information is set forth under Clause 2.5 above.

Sunil Wadhwani

Co-Chairman of the Board

Mr. Wadhwani’s biographical information is set forth under Clause 2.10 above.

Ashok Trivedi

Co-Chairman of the Board

Mr. Trivedi’s biographical information is set forth under Clause 2.5 above.

Martin G. McGuinn

Director

Mr. McGuinn was appointed as a director of iGATE Corporation on July 6, 2009 and has over 25 years of experience at formerly Mellon Financial Corporation, now The Bank of New York Mellon Corporation (“Mellon”), a global financial services company. He was the Chairman of the Board and Chief Executive Officer of Mellon from 1999 to 2006. Under Mr. McGuinn’s leadership, Mellon was able to narrow its strategic focus and transform from a broad-based commercial bank to a global leader in asset management and asset servicing. During this same period, Mellon became the fifth largest global custodian and the 12th largest asset manager in the world. Based on the organic growth of its asset management and asset servicing businesses, Mellon was able to significantly expand its global presence. Mr. McGuinn also serves on the board of directors of Celanese Corporation and Chubb Corporation. He is also a member of the Advisory Board of CapGen Financial, a private equity fund. Mr. McGuinn holds both a bachelor’s degree and a juris doctor degree from Villanova University.

J. Gordon Garrett

Director

Mr. Garrett was appointed as a director of iGATE Corporation effective immediately after the Company’s initial public offering in December 1996, and was re-elected by the shareholders in 2009 to serve a three-year term expiring in 2012. He founded Interloci Network Management Inc., a global network management company, in 2000. He was Senior Vice President of Ricoh Corp., a manufacturer and distributor of office automation equipment, and Chief Executive Officer of Ricoh Canada, from 1995 to 2000. From 1991 to 1995, Mr. Garrett was Chairman of the Board, Chief Executive Officer and President of Information Systems Management (ISM) Corporation, a provider of IT solutions. He held the position of President of Gestetner USA, provider of digital copier fax printer scanner and imaging solutions, from 1989 to 1991. He brings with him many decades of invaluable industry experience, gathered in various senior and/or board-level positions. He has experience leading teams of talented and highly experienced technology executives and has astute knowledge in financial matters. Mr. Garrett holds a bachelor’s degree in electrical engineering from McGill University in Montréal, Canada, and is also a Professional Engineer.

Joseph J. Murin

Director

Mr. Murin was appointed as a director of iGATE Corporation on August 27, 2009. He served as President of the Government National Mortgage Association (“Ginnie Mae”), a U.S. government guarantor of mortgage-backed securities, from July 2008 to August 2009. Prior to his service at Ginnie Mae, he served as managing partner of the Mortgage Settlement Network LLC, an appraisal and settlement provider to residential and commercial lenders, where he developed and executed the firm’s business strategy from March 2004 to August 2007. Mr. Murin previously worked for Basis 100, first as company president and Chief Operating Officer in 2001 and then as Chief Executive Officer from 2002 until March 2004. Basis 100 is a technology company responsible for the development of the Canadian Bond trading system, as well as an automated valuation model offering that is currently being used in the U.S. real estate market. Mr. Murin has served as president of Century Mortgage Co., a subsidiary of Standard Federal Savings and Loan, and regional president of American Pioneer Savings. Mr. Murin brings with him more than 36 years of experience in the mortgage and banking industry. Mr. Murin holds a bachelor’s degree in business from National-Louis University in Chicago, Illinois.

Göran Lindahl

Director

Mr. Lindahl was appointed as a director of iGATE Corporation on March 7, 2006. He was re-elected by the shareholders in 2011 to serve as a director for a three-year term expiring in 2014. He was the Chief Executive Officer and President of the global technology and engineering group ABB, headquartered in Zurich, Switzerland, from January 1, 1997 to December 31, 2000 and spent more than 30 years in various positions within ABB. He previously held a number of management positions in research and marketing and has been a global business area manager and president of several ABB companies. Mr. Lindahl is the Chairman of IKEA GreenTech AB and LivSafe Group. In addition, Mr. Lindahl is a Member of the Sony Corporation International Advisory Board and he serves on the board of directors of INGKA Holding BV (IKEA) and various other private non-public companies and advisory boards. He earned a master’s degree in electrical engineering from Chalmers University of Technology in Gothenburg, Sweden.

W. Roy Dunbar

Director

Mr. Dunbar has been a director since November 2010. Mr. Dunbar is Chairman of private companies engaged in renewable energy and green construction, prior to which he served as the Chief Executive Officer of Network Solutions Inc. He served as President of Global Technology and

Operations of MasterCard Worldwide from January 2004 to October 2008. Previously, Mr. Dunbar worked for Eli Lilly for 14 years where he last served as President of Eli Lilly’s Intercontinental Region. Mr. Dunbar has served as the Chairman of the board of directors of Network Solutions, LLC and on the board of directors of Electronic Data Systems Corporation. Mr. Dunbar currently serves on the board of directors of Humana Inc. He graduated from Manchester University in the United Kingdom with a degree in Pharmacy in 1982. He later received a Master’s of Business Administration from Manchester Business School. He is a member of the Royal Pharmaceutical Society of Great Britain and serves on the board of the Executive Leadership Council Foundation.

Salim Nathoo

Director

Mr. Nathoo has been a director since February 2011 and is the designated Series B Preferred Stock director. Mr. Nathoo is a Partner and Co-Head of the Global Telecom and Technology team at Apax Partners, having joined Apax in 1999. Mr. Nathoo currently serves on the boards of SMART Technologies, Inc, where he is a member the audit committee, Weather Investments, and Sophos Plc. Prior to joining Apax Partners, Mr. Nathoo spent four years at McKinsey & Company where he mainly served clients in the telecom industry. He has also held sales and marketing and technical positions at NYNEX Cablecoms and IBM, respectively. Mr. Nathoo holds a Master’s of Business Administration (with distinction) from INSEAD and a master’s degree in Mathematics from St. John’s College, Cambridge University where he was a scholar.

2.17.	The financial details of iGATE Corporation on a consolidated basis for the last three fiscal years as derived from its audited financial statements are as set forth below. The financials have been prepared in accordance with the Generally Accepted Accounting Principles of the United States (US GAAP):

Profit & Loss Statement (Rupees Lacs)	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2009	Fiscal Year Ended December 31, 2010
Income from Operations	116,193	102,545	149,011
Other Income	49	(3,496)	834
Interest Income	1,412	1,818	1,712

Total Income	117,654	100,867	151,557

Total Expenditure	96,529	81,318	116,485

Profit before Depreciation Interest & Tax	21,125	19,549	35,072
Depreciation	4,964	4,026	4,376
Interest Expense	49	37	57
Equity in income of affiliated companies, net	1	—	—
Loss on venture investments and affiliated companies, net	—	—	—
Profit before Tax	16,113	15,486	30,639
Provision for Tax	358	311	3,154
PAT from discontinued operations	852	—	—
Profit after Tax	16,607	15,175	27,485

Balance Sheet Statement (Rupees Lacs)	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2009	Fiscal Year Ended December 31, 2010
Sources of Funds
Paid-up share capital	293	298	304
Reserves and Surplus (excluding revaluation reserves)	77,279	101,302	131,426
Non-controlling interest
Networth	77,572	101,600	131,730
Long term liabilities	2,133	549	664

Total	79,705	102,149	132,394

Uses of Funds
Net fixed assets	35,362	39,980	45,707
Other Non current assets	4,781	6,880	11,142
Investment in unconsolidated affiliates	—	—	—
Net current assets	39,562	55,289	75,545

Total	79,705	102,149	132,394

Other Financial Data	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2009	Fiscal Year Ended December 31, 2010
Dividend (% of paid-up capital)	1100%	1100%	2600%
Book Value per share* (Rs.)	139.89	181.59	229.52
Earning per Share** (Rs.)	29.95	27.12	47.89
Return on Networth*** (%)	21.41%	14.94%	20.86%

*	Book Value per share computed as the Networth/Weighted Average Dilutive Number of common shares outstanding during the year
**	Earning per share calculated as Profit After Tax/Weighted Average Dilutive Number of common shares outstanding during the year
***	Return on Networth calculated as Profit After Tax/Networth as at the end of the year

The above figures have been converted into INR using the rate 1US Dollar = INR 53.11 dated December 30, 2011

3.	Rationale and Objective of the Transaction

Plans

3.1.	It is currently expected that, following the consummation of the Transaction, the business and operations of Company will, except as set forth in this Bid Letter, be conducted by the Promoters and iGATE Corporation substantially as they are currently being conducted. The Promoters and iGATE Corporation intend to continue to evaluate the business and operations of the Company with a view to maximizing the Company’s potential, and will take such actions as the Promoters and iGATE Corporation deem appropriate under the circumstances and market conditions then existing. Following the Offer, the Promoters and iGATE Corporation plan to retain the Company as part of its business and to delist the Shares from the BSE and NSE and the ADSs from the NYSE. Pursuant to the Delisting Regulations, on a date specified in the final approval of the BSE and NSE pursuant to an application filed by the Company under Regulation 8(1)(d) of the Delisting Regulations, the Shares will no longer trade on the BSE and the NSE. In addition, upon consummation of the Transaction, the Company’s ADSs will be delisted from trading on the NYSE, and if the deregistration provisions of the U.S. Exchange Act and the rules promulgated thereunder have been satisfied, the Promoters will also seek to cause the ADSs to be deregistered under the U.S. Exchange Act and the Company will no longer file reports and furnish information to the SEC.

3.2.	The Promoters and iGATE Corporation do not currently have any commitment or agreement and are not currently negotiating the sale of any of the Company’s businesses. Additionally, the Promoters and iGATE Corporation do not currently contemplate any material change in the composition of Company’s current management.

3.3.	Except as otherwise described in this Bid Letter, the Promoters, iGATE Corporation and the Company have not, as of the date of this Bid Letter, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving the Company after the completion of the Transaction;

•	any sale or transfer of a material amount of assets currently held by the Company after the completion of the Offer;

•	any change in the Board or management of the Company;

•	any material change in the Company’s dividend rate or policy, or net indebtedness or capitalization; or

•	any other material change in the Company’s corporate structure or business.

Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction

3.4.	The purpose of the Offer is to allow the Promoters to obtain full ownership of the Company, as well as providing an exit opportunity for the Public Shareholders. If the Offer is successful, public trading of the Shares on the BSE and the NSE and ADSs on the NYSE will cease. The Promoters will also seek to cause the ADSs to be deregistered under the U.S. Exchange Act.

3.5.	If all of the Public Shareholders tender their Offer Shares, the Promoters will be the sole Shareholders of the Company and will receive the benefit of the right to participate in any and all future increases in the Company’s value and will bear the complete risk of any and all losses incurred in the operation of the Company and any decreases in the Company’s value. The Promoters also will realize, directly or indirectly, all of the benefits of the Company no longer being a publicly listed or traded company in India or having publicly listed and traded ADSs in the United States and of no longer having any unaffiliated minority Shareholders. These benefits will include cost savings associated with the Company no longer being required to, among other things, prepare and file an annual corporate governance report in India or distribute annual reports to unaffiliated minority Shareholders. Once the ADSs have been delisted and deregistered, the Company also will save the costs associated with being required to file annual and other reports with the SEC, maintain an independent audit committee and comply with other rules of the SEC and the NYSE. While the Promoters are not able to accurately estimate such cost savings at this time, the Promoters expect them to be relatively modest. The Promoters also believe that, if all of the Public Shareholders tender their Offer Shares, the absence of unaffiliated minority Shareholders in the Company will reduce, to some extent, the risk of litigation against the Company, the Promoters and their respective affiliates.

3.6.	Under the Securities Contract (Regulation) Act, 1956 and the listing agreement executed between the Company and each of the BSE and the NSE, 25% of the share capital of the Company is required to be held by Public Shareholders other than the Promoters. In the event the Promoters’ shareholding exceeds 75% of the Company’s share capital, the Promoters are required to take steps to reduce their shareholding percentage to 75%. Pursuant to the consummation of the acquisition of the Company in May 2011, the Promoters own 80.38% of the share capital of the Company on a fully diluted basis as of December 31, 2011. The two options through which the Promoters could reduce their shareholding percentage in the Company are by (a) making a fresh issuance of Shares or (b) by the Promoters selling at least 5.5% of their current shareholding in the market. Since there is no need for additional capital in the Company, making a fresh issuance of shares was not an option that the Promoters believe should be implemented. The option of the Promoters divesting their shareholding in the Company would only further add to the downward pressure of the market price of the Shares and the Promoters believe would therefore not be in the best interests of the Company’s Shareholders.

After considering the alternatives described above, the Promoters concluded that the Offer was the option that best satisfied their objectives and which the Promoters believe to be consistent with the interests of the Company’s Shareholders and the holders of ADSs.

3.7.	The following reasons factored into the Promoters’ and iGATE Corporation decision to structure the Transaction as an Offer:

•	the Promoters have until May 2012 to either reduce their shareholding in the Company to 75% or offer to purchase the outstanding Shares owned by the Public Shareholders;

•

the Promoters and iGATE Corporation believe the Offer provides the Public Shareholders with an exit opportunity. Not only have several analysts excluded the Company from their coverage (since the Acquisition by the Promoters of 81.18% of the Company’s outstanding shares), but there is also the risk of continued downward pressure of the market price of the Company’s Shares if the Promoters divested their shareholding in the Company in the secondary market;

•

the ongoing expenses of the Company maintaining a listing on the BSE and the NSE and the listing of the ADSs on the NYSE, including investor relations expenses associated with these continued listings will be reduced;

•

the need to dedicate management time to compliance with the requirements associated with the continued listings and the needs of the Public Shareholders will be reduced and can be refocused on the Company’s business; and

•

the Offer is the quickest and most cost effective way for the Promoters to comply with the provisions of the listing agreement, Securities Contract (Regulation) Act, 1956 and the Delisting Regulations.

3.8.	The Promoters also considered certain potentially negative factors associated with the Delisting Offer over another compliance option permitted by the Delisting Regulations. A negative impact of the Delisting Offer being consummated is that Shareholders who did not tender their Shares in the Offer (or whose Shares are tendered but not accepted in the Offer), will no longer have the option of trading in listed stock. Further, Shareholders who did not tender their Shares as well as Public Shareholders who tendered their Shares at a price higher than the Exit Price, may continue as minority Shareholders and may only be able to sell their shareholding to the Promoters in the one year exit window once the Company is delisted. Lastly, if the delisting offer fails, the Promoters would be required to divest a certain number of Shares to meet the minimum public float requirements described above, which would result in the same downward pressure in the market price of the Company’s Shares.

4.	Information about the Company

4.1.	Patni Computer Systems Private Limited was incorporated on February 10, 1978 under the Indian Companies Act. In 1988, by virtue of Section 43A of the Indian Companies Act, the Company became a “deemed public company” and subsequently on April 15, 1991 it was converted into a private limited company. By virtue of its turnover exceeding prescribed limits under the then-applicable Section 43A of the Indian Companies Act, on July 1, 1995, the Company became a deemed public company and consequent to the deletion of Section 43A from the Indian Companies Act, the Company was converted to a private limited company on June 27, 2002. The Company was again converted to a public limited company on September 18, 2003. The Company has been a majority-owned subsidiary of iGATE Corporation since May 2011.

4.2.

The original activities of the Company were computer time rental, the resale of imported computer hardware, and software exports. In 1981, the Company promoted PCS Data Products (Private) Limited (“PCSDP”) for the sale and marketing of computer equipment and hardware maintenance. In 1987, the Company promoted PCS Data General India (“PCSDG”), a joint venture with The Data General Corporation, USA, for the manufacture and maintenance of computer hardware. In 1994, the name of PCSDP was changed to PCS Industries Limited (“PCSIL”) and PCSDG was merged into PCSIL. From 1994 to 1998, the Company was entirely focused on software exports. In 1999, the shares of PCSIL held by the Company and other non-operating assets were de-merged into other group companies and the Company emerged as a focused IT services company. The Company delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which it calls its global delivery model. The Company offers its services to customers through industry-focused practices, including banking and insurance; manufacturing, retail and distribution; life sciences; product engineering; and communications, media and utilities, and through technology focused practices. Within these practices, the Company’s service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

4.3.	The Shares have been listed on BSE and NSE since February 25, 2004. In December 2005, the Company also successfully completed its ADS offering and listing on the NYSE.

4.4.	The registered office of the Company is located at Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune—411 013, Telephone: +91 20 39842000, Fax: +91 20 39842082.

4.5.	Under the Company’s Articles of Association, the Company’s Board is required to consist of not less than three directors and not more than 12 directors. The Company’s Articles of Association also provide that Promoters have the right to appoint the majority of the Company’s Board. In connection with the Company’s acquisition, Promoters appointed Phaneesh Murthy and Shashank Singh to the Company’s Board in February 2011 and Göran Lindahl in May 2011.

4.6.	The Board of the Company has confirmed that:

(i)	all material information which is required to be disclosed under the provisions of continuous listing requirement under the listing agreements have been disclosed to the Indian Stock Exchanges; and

(ii)	there has been no material deviation by the Company in utilisation of proceeds of issues of securities during the five years immediately preceding the date of this Bid Letter from the stated objects of the respective issues.

The Company has not raised funds by way of issuance of securities during a period of five years preceding the date of this Public Announcement.

4.7.	A brief summary of the consolidated audited financials of the Company for the years ended December 31, 2009, December 31, 2010, December 31, 2011, being the last 3 financial years for which audited financials are available for the Company, are provided below. The financials have been prepared in accordance with the Generally Accepted Accounting Principles in India (Indian GAAP).

Profit & Loss Statement (Rupees Lacs)	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Income from operations	314,615	318,808	356,794
Other Income	12,942	21,943	16,000

Total Income	327,557	340,751	372,794

Total Expenditure	252,703	257,740	309,937

Profit Before Depreciation, Interest and Tax	74,854	83,011	62,857
Depreciation	14,209	11,846	13,678
Interest	772	477	268
Profit Before Tax	59,873	70,688	48,911
Provision for Tax	1,212	8,371	7,155
Prior Period Items	—	—	1,610
Profit After Tax	58,661	62,317	40,146

Balance Sheet Statement (Rupees Lacs)	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Sources of funds
Paid-up share capital	2,583	2,628	2,690
Stock Options Outstanding	1,909	3,566	1,626
Reserves and Surplus (excluding revaluation reserves)	350,590	320,019	366,160
Revaluation Reserve	12	11	10
Networth (excluding revaluation reserve)	355,082	326,213	370,476
Secured loans	94	107	120
Deferred tax liability	666	312	1,181
Unsecured loans	—	—	—

Total	355,854	326,643	371,787

Uses of funds
Net fixed assets (including goodwill)	130,344	130,555	122,142
Investments	177,519	126,149	168,804
Net current assets	39,058	62,988	69,487
Deferred Tax Assets (Net)	8,933	6,951	11,354
Total miscellaneous expenditure not written off	—	—	—

Total	355,854	326,643	371,787

Other Financial Data	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Dividend (% of paid-up capital)	150%	3138%	NIL
Earning per share* (Rs.)	44.93	46.44	29.58
Return on Networth** (%)	16.52%	19.10%	10.84%
Book Value per share*** (Rs.)	271.97	243.09	273.00

*	Earning per share calculated as Profit After Tax/Weighted Average Number of equity shares outstanding during the year
**	Return on Networth calculated as Profit after Tax/Networth as at the end of the year
***	Book Value per Share calculated as the Networth/Weighted Average Number of equity shares outstanding during the year

4.8.	For the nine months ended September 30, 2011, iGATE Corporation and its affiliates and the Company entered into the following transactions:

•	iGATE Corporation charged the Company $478,544 to cover the costs of iGATE Corporation employees working on the Company’s projects;

•	The Company charged iGATE Corporation $196,667 in connection with the stock options issued to iGATE Corporation employees;

•	iGATE Corporation charged the Company $502,424 in connection with the stock options issued to the Company employees;

•	The Company charged iGATE Corporation $2,761,944 to cover the costs of the Company employees working on iGATE Corporation projects;

•	The Company charged iGATE Corporation $889,505 in connection with selling, general and administrative expenses;

•	iGATE Corporation charged the Company $144,403 for office space in its Whitefield campus in Bangalore, India; and

•	iGATE Corporation charged the Company $8,166,666 in connection with selling, general and administrative expenses.

5.	Patni Computer Systems Limited—Fairness determination

Patni’s Position Regarding Procedural Fairness

The independent non-interested directors of Patni have concluded that the Offer is procedurally fair to the unaffiliated minority holders of Patni’s Shares and ADSs based on the following factors:

Board and Shareholder Approval Process.

•

Upon receipt of the Delisting Proposal and prior to the formal Board meeting of Patni’s Board on November 16, 2011, the independent non-interested directors of Patni (consisting of Mr. Arun Duggal, Mr. Vimal Bhandari and Mr. Jai Pathak) (a) had informal discussions on the Delisting Proposal and (b) engaged and sought the advice of Hogan Lovells LLP, as U.S. counsel, and Wadia Ghandy & Co., as Indian counsel, on the obligations of the Patni Board in its review of the Delisting Proposal under the laws of the United States and India.

•

In addition to the engagement of legal counsel, the independent non-interested directors engaged Price Waterhouse & Co (“PW & Co”), as a financial advisor, to evaluate the benefits and detriments of the Delisting Proposal for Patni, its employees and the minority Shareholders. PW & Co was specifically instructed by the independent non-interested directors of Patni not to consider the potential benefits to the Promoters from the Delisting Proposal.

•

Patni’s Board, acting through the independent non-interested directors and understanding their fiduciary duties under Indian corporate law, recognized that the role of the independent non-interested directors in considering the Delisting Proposal is to protect the interests of the minority Shareholders and the Company’s employees.

•

Prior to commencing the discussions on the Delisting Proposal at the formal meeting of the Board on November 16, 2011, the Chairman of Patni’s Board asked all the persons present at the meeting whether any of them would have a conflict of interest with regards to the Delisting Proposal and for such conflicting interest to be declared. Mr. Phaneesh Murthy and Mr. Shashank Singh disclosed that they would be deemed to be interested in the Delisting Proposal, and they have a conflict because of their relationship with the Promoters and Mr. Sujit Sircar disclosed that he would also be deemed to be interested in the Delisting Proposal and have a conflict because he is the Chief Financial Officer of both Patni and iGATE Corporation. The conflicted directors (Mr. Murthy, Mr. Singh and Mr. Göran Lindahl) and Mr. Sircar did not participate in the deliberations of the independent non-interested directors with respect to the Delisting Proposal and the interested directors did not vote on the Delisting Proposal at the November 16, 2011 Board meeting.

•

At the Board meeting, PW & Co made an oral presentation of its analysis and findings with respect to the Delisting Proposal, which are summarized below. PW & Co advised the Board that the delisting was in the best interests of the minority Shareholders. Further, PW & Co concluded that delisting was the only viable option among the various alternatives considered by PW & Co.

•

After the oral presentation by PW & Co, the independent non-interested directors sought clarity about the impact of the Delisting Proposal on the employees of Patni from Mr. Murthy and Mr. Sircar. Mr. Murthy stated that the Promoters would endeavor to protect the economic interests of the employees. The independent non-interested directors then asked them to explain the impact of the delisting on the career paths of the Patni employees. Mr. Murthy stated that the career paths of the employees could potentially benefit from the synergies created by the Offer.

•

After the PW & Co oral presentation and the clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Patni employees, the Patni Board discussed the various legal aspects of the Delisting Proposal with Hogan Lovells LLP and Wadia Ghandy & Co.

•	Thereafter, the independent non-interested directors discussed the Delisting Proposal and the advice received from Patni’s legal advisors and PW & Co and determined that the Delisting

Proposal was in the best interests of the minority Shareholders and the best interests of Patni and its employees. Consequently, the independent non-interested directors unanimously approved the Delisting Proposal and recommended that the holders of Patni’s Shares approve the Delisting Proposal.

•

Pursuant to the above Board resolution and in accordance with applicable regulations, Patni mailed the postal ballot materials to all the holders of Patni’s Shares on December 9, 2011, in order to enable its Shareholders to vote on the Delisting Proposal. In addition, Patni mailed additional voting instruction materials to holders of Patni’s ADSs on December 9, 2011. The holders of Patni’s Shares were required to submit their postal ballot voting forms by January 6, 2012, and the holders of Patni’s ADSs were required to submit their voting instructions to the Depositary by December 30, 2011.

Summary of the Oral Presentation made by PW & Co at the Patni Board Meeting on November 16, 2011.

The PW & Co analysis considered three possible options for the minority Shareholders of Patni: 1) the continued listing of Patni’s Shares on the BSE and the NSE, and the ADSs on the NYSE; 2) the potential merger of the Promoters’ parent entity (iGATE Corporation) with Patni and 3) the delisting of Patni shares from the BSE and the NSE, and the ADSs on the NYSE. A summary of the presentation by PW & Co to the Patni Board on November 16, 2011 is set forth below.

Continued Listing

PW & Co first reminded the Board of the history of the Promoters’ investment in Patni and indicated that the Promoters completed their acquisition of Patni Shares in May 2011, which increased the Promoters’ aggregate equity interest in Patni to approximately 80.5% of the current paid up equity share capital of Patni on a fully diluted basis. PW & Co pointed out that this percentage ownership by the Promoters is above the maximum ownership permitted under the listing rules of the Indian Stock Exchanges. Under the listing rules of the Indian Stock Exchanges, unless the Promoters acquire all of the outstanding Shares of Patni, the Promoters must, within a period of one year, take steps to reduce their shareholding percentage, such that the public float of the Shares of Patni is 25% or higher. PW & Co pointed out that this ownership reduction can be accomplished in one of two methods: (a) Patni can issue new Shares to increase the total outstanding Shares and thereby reduce the Promoters’ ownership percentage; or (b) the Promoters can sell Patni’s Shares in the stock markets.

PW & Co noted that, based upon its discussion with Patni management, Patni has no need for any additional capital and therefore a new issuance of Shares by Patni is not a viable option. Further, as regards the market price of Patni’s Shares, and the factors that impacted the price, PW & Co stated that (a) the market was currently volatile and falling and therefore there was already downward pressure on the stock price of Patni; (b) several analysts have excluded Patni from their coverage; (c) there is a low float of Patni’s Shares in the markets; and (d) in light of the iGATE acquisition, the speculative interest in Patni’s securities was non-existent. Therefore, a new issuance of Shares by Patni would only further add to the downward pressure on the market price of the Patni’s Shares.

Considering the pricing-related factors discussed above, PW & Co concluded that a sale of Patni’s Shares by the Promoters in the secondary market would also only add to the downward pressure on the market price of the Patni’s Shares.

For the pricing-related reasons discussed above, PW & Co advised the Board that the continued listing of Patni’s Shares on the BSE and the NSE, and the ADSs on the NYSE was not the option that was in the best interests of the minority Shareholders of Patni.

Merger of the Promoter Parent and Patni

PW & Co’s oral presentation also included a discussion regarding a potential merger of the Promoters’ parent entity (iGATE Corporation) with Patni. PW & Co stated at the outset that they were not aware of any merger proposal. However, PW & Co considered this alternative in order to understand the viability of this option. A cross-border merger of an offshore company into an Indian company (or vice versa) was not a viable option as it involved a number of regulatory and foreign exchange issues. Considering the complications in this process, PW & Co advised the Board that it believed the merger option would not be the best option available to the minority Shareholders.

Delisting

The third alternative discussed was the delisting option. PW & Co indicated that, as required by the applicable Delisting Regulations, the pricing of the Offer would be determined by the Public Shareholders themselves through a Reverse Book Building Process (as defined hereinafter) where the final price is determined on the basis of how Public Shareholders bid.

In addition, PW & Co reminded the Board of the fact that during the open offer made by the Promoters under the SEBI takeover regulations, at the time of their acquisition of the equity shares of Patni, there was an over subscription to such offer, which PW & Co believed reflected an interest among the Public Shareholders to exit from the Shares of Patni. Further, based on an analysis of past delisting transactions, PW & Co also noted that the minority Shareholders often received a premium to market value, and therefore a delisting pursuant to the Delisting Regulations typically provided minority Shareholders with a better exit opportunity even compared to mergers (as in mergers, share values are often based on the fair value of the two companies in consideration).

PW & Co then concluded by stating that in their view the delisting was (a) in the best interests of the minority Shareholders and (b) the most viable option among the various alternatives considered by PW & Co.

Interests of Patni Employees

The Board was informed that the feasibility of the proposal for employees was being considered, pursuant to which (a) unvested employee stock options would be replaced with other options in the Promoter parent at fair value, and (b) as regards employees who were holding vested share options, funding would be facilitated, so that such employees could exercise such options and tender the equity shares in the delisting offer. In this regard, Mr. Murthy and Mr. Sircar stated that the Promoters would endeavour to protect the economic interests of the employees. The Board of Patni requested that a formal plan be prepared in such a manner as to ensure that the economic interests of the employees as option holders in Patni is not negatively impacted. The independent non-interested Directors then asked them to explain the impact of the delisting on the career paths of the Patni employees. Mr. Murthy stated that the career paths of the Company employees would stand to benefit from the growth synergies created by the Offer.

Benefit to Patni

PW & Co also advised the Board that as a publicly listed entity, Patni incurs an amount of expenses on account of operational and compliance mechanisms that are in place, and that the delisting of the Shares and ADSs would result in a reduction of costs, which would benefit the Company. PW & Co also pointed out, as per information received from Patni’s management, the costs of any delisting would be borne by the Promoters and not the Company.

Independent Non-Interested Directors Determination

After the PW & Co oral presentation and clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Patni employees, the independent non-interested directors discussed the various legal aspects of the Delisting Proposal with Hogan Lovells LLP and Wadia Ghandy & Co.

Thereafter, the independent non-interested directors requested all other directors and representatives to excuse themselves except for the domestic legal advisors, Wadia Ghandy & Co., who were requested to stay on the conference call. The other directors and representatives then left the meeting of the Patni Board.

The independent non-interested directors then (a) discussed the Delisting Proposal and the advice received from Patni’s legal advisors and PW & Co and (b) upon the completion of their deliberations, determined that the Delisting Proposal was in the best interests of the minority Shareholders, the Company and its employees. Consequently, the independent non-interested directors unanimously approved the delisting of the Shares and, in accordance with the Delisting Regulations, recommended that the holders of Patni’s Shares approve the Delisting Proposal. In reaching this conclusion, the non-interested directors of Patni considered all of these factors listed above as a whole, and did not assign any weight to the respective factors.

The independent non-interested directors have not considered any factors, other than as stated above, regarding the procedural fairness of the Transaction to minority holders of Shares, as it is Patni’s view that the factors considered provide a reasonable basis to form its belief.

Recommendation of the Board of Directors of Patni

As described above, the independent non-interested directors of Patni’s Board unanimously approved the delisting of the Shares and, in accordance with the Delisting Regulations, recommended that the holders of Patni’s Shares approve the Delisting Proposal. The independent non-interested directors of the Board of Patni believe that the Offer is procedurally fair to, and in the best interests of, Patni, its unaffiliated Public Shareholders and the holders of ADSs who tender their shares in the Offer and recommend that a Public Shareholder submit his, her or its bid and tender his, her or its Shares to the Acquirer.

The independent non-interested directors of Patni believe that the process dictated by the Delisting Regulations will result in procedural fairness for the unaffiliated holders of Shares and the ADS holders because the Offer Price is determined by the Public Shareholders. As described above, the Delisting Offer involves a price discovery mechanism, which is known in India as a Reverse Book Building Process. The non-interested directors of Patni believe that the Reverse Book Building Process is a fair way to price the Shares because the Offer Price will be the price at which the largest number of Shares are tendered by the Public Shareholders.

In reaching its decision to approve the delisting of the Shares, and to recommend that the Public Shareholders of Patni vote to approve the delisting, submit his, her or its bid and tender his, her or its shares of Shares to the Acquirer, the independent non-interested directors of the Board of Patni consulted Patni’s management and Patni’s financial and legal advisors and considered a number of factors as more fully described above.

Reports, Opinions, Appraisals and Negotiations

Neither the Promoters nor Patni is required by the Delisting Regulations to obtain a written third party report, opinion or appraisal regarding the Delisting Offer or the Exit Price. The Promoters believe that the Reverse Book Building Process required by the Delisting Regulations and described in this Bid Letter enables the Public Shareholders to determine the Offer Price and it is therefore not necessary for any of the Promoters to obtain a written third party report, opinion or appraisal regarding the Delisting Offer or the Offer Price. As discussed above, the independent non-interested directors of Patni engaged PW & Co, as a financial advisor, to evaluate the benefits and detriments of the Delisting Proposal for Patni, its employees and the Public Shareholders.

6.	Stock Exchanges from which the Shares and ADSs are sought to be delisted

The Shares are currently listed on the BSE and the NSE. The Shares are frequently traded on the BSE and the NSE within the meaning of explanation to regulation 15 (2) of the Delisting Regulations. The Promoters and iGATE Corporation are seeking to delist the Company’s Shares from the Indian Stock Exchanges on which the Shares are currently listed and the ADSs from the NYSE.

7.	Indian Stock Exchanges Stock market data regarding the Company

7.1.	The high, low and average market price of the Shares (in Rs. per share) during the preceding three years on the BSE were as follows:

Preceding Year	BSE
	High^	Low^	Average*
Mar 2009 – Feb 2010	462.5	84.0	304.7
Mar 2010 – Feb 2011	537.9	397.7	466.5
Mar 2011 – Feb 2012	479.9	255.2	385.4

(Source: BSE)

^	Closing high/low during the period
*	Average of daily closing prices during the period

7.2.	The monthly high and low closing prices (in Rs. per share) of the Shares and the traded volumes (number of equity shares) on the BSE for the six calendar months preceding the date of the Public Announcement were as follows:

Month	BSE
	High^	Low^	Volume*
September 2011	299.2	274.8	548,525
October 2011	346.1	274.8	3,454,055
November 2011	458.3	330.5	5,142,493
December 2011	453.2	438.7	2,592,295
January 2012	478.0	447.5	725,351
February 2012	477.9	462.6	424,406

(Source: BSE)

^	Closing high/low during the period
*	Cumulative trading volume during the period

7.3.	The high, low and average market price of the Shares (in Rs. per share) during the preceding three years on the NSE were as follows:

Calendar Year	NSE
	High^	Low^	Average*
Mar 2009 – Feb 2010	462.3	84.0	304.8
Mar 2010 – Feb 2011	537.8	398.0	466.5
Mar 2011 – Feb 2012	479.9	255.5	385.4

(Source: NSE)

^	Closing high/low during the period
*	Average of daily closing prices during the period

7.4.	The monthly high and low closing prices (in Rs. per share) of the Shares and the traded volumes (number of equity shares) on the NSE for the six calendar months preceding the date of the Public Announcement were as follows:

Month	NSE
	High^	Low^	Volume*
September 2011	299.7	275.1	3,101,329
October 2011	346.3	274.7	11,995,536
November 2011	465.0	330.3	16,027,290
December 2011	454.4	436.9	2,540,317
January 2012	478.3	448.3	3,347,084
February 2012	479.2	461.0	1,675,967

(Source: NSE)

^	Closing high/low during the period
*	Cumulative trading volume during the period

8.	Present Capital Structure and Shareholding Pattern

8.1.	The authorized share capital of the Company comprises 250,000,000 Shares of Rs. 2/- each. The issued and subscribed equity share capital comprises 135,615,132 Equity Shares of Rs. 2/- each fully paid up.

8.2.	The Company has no outstanding preference shares, partly paid-up shares or other convertible instruments. None of the Shares are subject to any lock-in requirements. The category-wise shareholding pattern of the Company as on March 9, 2012 is as follows:

Category	Number of Shares	% of Total Number of Shares
		As a % of (A+B)	As a % of (A+B+C)
Promoters
i. Indian	14,750,947	13.24%	10.88%
ii. Foreign	75,177,901	67.49%	55.43%

Sub-total (A)	89,928,848	80.74%	66.31%

Non Promoters
Institutional Investors
—Mutual Funds/UTI	—	—	—
—Financial Institutions/ Banks	177,644	0.16%	0.13%
—Foreign Institutions Investors	17,659,264	15.85%	13.02%
Non-Institutional Investors
—Bodies Corporate	292,404	0.26%	0.22%
—Individuals	2,224,141	2.00%	1.64%
Others
i. Clearing Member	8,735	0.01%	0.01%
ii. Directors & Relative of Directors	4,550	0.00%	0.00%
iii. NRIs (Non Resident Indians)	95,630	0.09%	0.07%
iv. Foreign National	990,500	0.89%	0.73%
v. Trust	1,550	0.00%	0.00%

Sub-total (B)	21,454,418	19.26%	15.82%

Total (A)+(B)	111,383,266	100.00%	82.13%

Shares held by Custodians and against which Depository Receipts have been issued
i. Promoter and Promoter Group	20,161,867	—	14.87%
ii. Public	4,069,999	—	3.00%

Total (C)	24,231,866	—	17.87%

Total (A)+(B)+(C)	135,615,132	—	100.00%

8.3.	The Company has 1,299,207 outstanding employee stock options granted to its employees under the ESOP Scheme in terms of SEBI (Employee Stock Option and Employee Stock Purchase Scheme) Guidelines, 1999, as amended. Out of the above, 1,162,357 vested options are outstanding with the employees/ex-employees as on March 9, 2012. Assuming that all the outstanding options are exercised, the equity share capital of the Company would increase to Rs. 273,828,678 /- consisting of 136,914,339 Shares. There are no partly paid-up equity shares. If any of the vested options are exercised and consequently Equity Shares are issued after the date of the PA, resulting in an increase in the paid-up equity share capital of the Company, the Offer Shares would stand increased accordingly.

8.4.	As of the date of this Bid Letter, other than the shareholding mentioned herein, neither the Promoters nor any of its directors or persons acting in concert with the Promoters hold any Shares.

9.	Likely Post Delisting Capital Structure

9.1.	The likely post-delisting capital structure of the Company, assuming all the Shares are acquired pursuant to the Offer will be as follows:

Shareholder	Number of Shares	% of Equity Capital
Promoters	115,453,265	85.13%
Public	—	—
Shares held by Custodians and against which Depository Receipts have been issued
—Promoter	20,161,867	14.87%
—Public	—	—

Total	135,615,132	100.00%

10.	Determination of the Floor Price

10.1.	The Shares are listed on the BSE and the NSE and are frequently traded on both stock exchanges within the meaning of explanation to regulation 15 (2) of the Delisting Regulations. The annualized trading turnover based on the trading volume in the Shares on the BSE & the NSE during May 2011 to October 2011 (six (6) calendar months preceding the month in which the Indian Stock Exchanges were notified of the Board meeting in which the Delisting Proposal was considered) is as follows:

Name of Stock Exchange(s)	Total no. of Shares traded during May 2011 to October 2011	Total No. of listed Shares	Annualized Trading turnover (as a % to total listed Shares)
NSE	46,692,332	134,062,972	69.66%
BSE	9,603,855	134,062,972	14.33%

10.2.	The Shares are most frequently traded on NSE in terms of explanation to Regulation 15 (2) of the Delisting Regulations.

10.3.	Based on the parameters as set out in regulation 15(2) the Delisting Regulations for frequently traded stocks, as per the date of this PA, the floor price for the Reverse Book Building Process as stipulated by the Delisting Regulations (“Floor Price”) is determined as under:

Particulars	Price (in Rs. per Share)

The average of the weekly high and low of the closing prices of the Shares on NSE during the twenty six (26) weeks preceding the date on which the Indian Stock Exchanges were notified of the Board meeting in which the delisting proposal was considered

Rs. 317.69

The average of the weekly high and low of the closing prices of the Shares on NSE during the two (2) weeks preceding the date on which the Indian Stock Exchanges were notified of the Board meeting in which the delisting proposal was considered

Rs. 356.74

10.4.	Based on above, the Floor Price is Rs. 356.74 (Rupees Three Hundred and Fifty Six and Paisa Seventy Four Only) in terms of regulation 15 (2) of the Delisting Regulations.

11.	Conditions to the Offer

The acquisition of the Offer Shares by the Acquirer pursuant to the Offer is conditional upon:

a.	the Acquirer deciding in their sole and absolute discretion to accept the Discovered Price or offer an Exit Price;

b.	a minimum number of Offer Shares being validly tendered at or below the Exit Price so as to cause the Promoters shareholding to cross the Delisting Threshold (as defined hereinafter); and

c.	the Acquirer obtaining all requisite regulatory approvals as applicable.

If any of the above conditions are not fulfilled, then the Offer shall be deemed to have failed and all Shares tendered into the Offer will be returned.

Delisting Threshold

Regulation 17 of the Delisting Regulations provide that an offer made under chapter III shall be deemed to be successful if post offer, the shareholding of the promoter (along with the persons acting in concert) taken together with the shares accepted through eligible bids at the final price determined as per Schedule II, reaches the higher of

(a)	90% of the total issued shares of that class excluding the shares which are held by a custodian and against which depository receipts have been issued overseas; or

(b)	the aggregate percentage of pre offer promoter shareholding (along with persons acting in concert with him) and 50% of the offer size.

The exact computation of the Delisting Threshold is dependent upon the shareholding of the Public Shareholders as of the Bid Closing. This in turn shall depend upon (i) the number of outstanding ADSs converted into underlying Shares; and/or (ii) the number of Shares allotted and issued pursuant to exercise of outstanding ESOPs, in each case, prior to or as of the Bid Closing. The minimum number of Shares required in compliance with regulation 17 of the Delisting Regulations to reach constitute the Delisting Threshold, shall therefore be recomputed as of the Bid Closing Date.

For illustrative purposes, delisting threshold as of March 9, 2012], being the date of Public Announcement, has been computed as below:

Promoter shareholding (excluding ADSs)—A	89,928,848
Total Shareholding (excluding ADSs)—B	111,383,266
Required Promoter shareholding to cross delisting threshold, being higher of the following—C	100,656,057
(a) 90% of the total issued shares of that class excluding the shares which are held by a custodian and against which depository receipts have been issued overseas	100,244,940
(b) the aggregate percentage of pre offer promoter shareholding (along with persons acting in concert with him) and 50% of the offer size.	100,656,057
Offer Shares (being C less A)	10,727,209

Again, for illustrative purposes, assuming all ADSs held by non-Promoter ADS holders are converted into underlying Shares and all ESOPs are exercised and underlying shares are allotted, delisting threshold shall be computed as below:

Promoter shareholding (excluding ADSs)—X	89,928,848
Total Shareholding—Y	116,752,472
Required Promoter shareholding to cross delisting threshold, being higher of the following—Z	105,077,225
(a) 90% of the total issued shares of that class excluding the shares which are held by a custodian and against which depository receipts have been issued overseas	105,077,225
(b) the aggregate percentage of pre offer promoter shareholding (along with persons acting in concert with him) and 50% of the offer size.	103,340,660
Offer Shares (being Z less X)	15,148,377

12.	Statutory and regulatory approvals

12.1.	To the best of the Acquirer’s knowledge, as of the date of the Public Announcement, there is no statutory or regulatory approval required to acquire the Offer Shares and implement the Delisting

Offer. If any statutory or regulatory approval becomes applicable, the acquisition of Offer Shares by the Acquirer and the delisting Offer will be subject to such statutory or regulatory approvals.

12.2.	It shall be the responsibility of the Public Shareholders tendering Offer Shares in the Offer to obtain all requisite approvals (including corporate, statutory or regulatory approvals), if any, prior to tendering in the Offer, and the Acquirer shall take no responsibility for the same. The shareholder should attach a copy of any such approval to the Bid Form, wherever applicable.

12.3.	In the event that receipt of the statutory/ regulatory approvals, if applicable, are delayed, changes to the proposed timetable, if any, will be notified to Shareholders by way of a corrigendum to the Public Announcement in the same newspapers where this statutory Public Announcement is being issued.

12.4.	The Acquirer reserves the right not to proceed with the Offer in the event the statutory approvals are not obtained.

13.	Bidding Period

13.1.	The Public Shareholders may tender their Offer Shares (“Bids”) to the Acquirer during the Bidding Period. The Bidding Period will commence at 10.00 a.m. IST on March 28, 2012 (“Bid Opening Date”) and will close at 3.00 p.m. IST on March 30, 2012 (“Bid Closing Date”, such period being the “Bidding Period”). The Promoters and iGATE Corporation will inform the Shareholders by issuing a corrigendum to the Public Announcement, if there are any changes in the Bidding Period.

13.2.	The Acquirer will not accept Bids that are received after the prescribed time on the Bid Closing Date as valid Bids for the purpose of determining the Discovered Price payable for the Offer Shares.

14.	Procedure for Bidding

14.1.	All Public Shareholders are eligible to tender their Offer Shares to the Acquirer during the Bidding Period.

14.2.	The Public Shareholders may tender their Offer Shares through an on-line electronic system. The tender process is expected to be conducted through facilities provided by the BSE. Bids must be lodged on behalf of the Public Shareholders by Karvy Stock Broking Ltd (“Trading Member”).

14.3.	This Bid Letter invites Public Shareholders to tender, on the terms and subject to the conditions set out in the Delisting Regulations, the PA and in this Bid Letter, their Offer Shares in the Company to the Acquirer (“Bid Letter”), containing the necessary forms and detailed instructions, will be despatched to all Public Shareholders as per the timetable provided in this Bid Letter. In the event that some Public Shareholders do not receive their Bid Letter, they may obtain a copy by writing to the Registrar to the Offer, Karvy Computershare Private Ltd, Plot No 17 to 24, Vittalrao Nagar, Madhapur, Hyderabad—500 081, marking the envelope “Unit: Patni Computer Systems Limited Delisting Offer”. Alternatively, the Public Shareholders can obtain copies of Bid Forms from Bid Centres as listed in paragraph 15.

14.4.	The Public Shareholders may submit Bids by completing the bid forms accompanying their Bid Letter (“Bid Forms”) and submitting the Bid Forms to the Trading Member at any of the Bid Centres set out in paragraph 15 by hand delivery on or before the prescribed time on the Bid Closing Date.

14.5.	Public Shareholders (in particular those Public Shareholders who are resident in areas where no Bid Centres are located) may also submit their Bids by registered post or courier (at their own risk and cost) so as to ensure that their Bids are delivered to the following address on or before the prescribed time on the Bid Closing Date:

Karvy Stock Broking Ltd

46 Avenue 4, Street No 1, Banjara Hills, Hyderabad 500 034

Contact Person: Mr. G Suresh Kumar

Ph: 040-44677405 Fax: 2343150

14.6.	Bid Forms/ Shares should not be submitted/ tendered to the Manager to the Offer or the Registrar to the Offer or to the Acquirer or to the Company, and if received the same shall not be considered as valid Bids.

14.7.	If the duly filled Bid Forms arrive before the Bidding Period starts, the Bid will still be valid, however, the Trading Member will not submit the Bid until the commencement of Bid Period.

14.8.	The Public Shareholders who have tendered their Offer Shares by submitting Bids pursuant to the terms of the Public Announcement and this Bid Letter, may withdraw or revise their bids upwards not later then one day prior to the Bid Closing Date. Downward revision of Bids shall not be permitted. Any such request for withdrawal or revision of Bids must reach the trading member by 3.00 pm IST one day prior to the Bid Closing Date, March 29, 2012.

14.9.	The Manager has opened a Special Depository Account with NSDL (“Special Depository Account”), details of which are as follows:

Special Depository Account Name	KMCC-PCSL-SPECIAL DEPOSITORY ESCROW ACCOUNT
Depository	NSDL
Depository Participant	KARVY STOCK BROKING LIMITED
ISIN	INE660F01012
DP ID	IN300394
Client Identification Number	18397121

14.10.	In order for the Bid Forms to be valid, Public Shareholders, who hold Shares in dematerialized form, must have transferred their Offer Shares from their respective depository accounts to the Special Depository Account opened by the Manager, enclosing a photocopy of the delivery instruction to their depository participant with the due acknowledgement of such depository participant. Alternatively, Public Shareholders, who hold Shares in dematerialized form, may mark a pledge for their Offer Shares to the Manager in favour of the Special Depository Account prior to the submission of their Bids, enclosing a photocopy of the pledge instructions to their depository participant with the due acknowledgement of such depository participant.

14.11.	All transfers should be in off-market mode. Multiple Bids with respect to same Shares are liable to be rejected. Public Shareholders wishing to tender their Shares at more than one Bid Price will be required to submit separate Bid Forms and separate Depository Participant Instructions in respect of each Bid Price.

14.12.	The Public Shareholders who hold their Offer Shares through CDSL will have to execute an inter-depository delivery instruction for the purpose of crediting their Offer Shares in favour of the Special Depository Account of the Trading Member.

14.13.	It is the sole responsibility of Public Shareholders to ensure that their Offer Shares are credited to or pledged in favour of the Special Depository Account on or before 3.00 p.m. IST on the Bid Closing Date, March 30, 2012.

14.14.	In order for Bid Forms to be valid, Public Shareholders, who hold shares in physical form, must have submitted the Bid Form along with the original contract note issued by a registered share broker of a recognized stock exchange through whom such shares were acquired, along with the original share certificate(s) and transfer deed(s) duly signed (as applicable), either by hand delivery or by registered post or by courier such that these are received by the Trading Member before 3:00 p.m. Indian Standard Time on Bid Closing Date.

14.15.	It shall be the responsibility of the Public Shareholders tendering in the Offer to obtain all requisite approvals (including corporate, statutory or regulatory approvals) if any, prior to tendering in the Offer and the Acquirer shall take no responsibility for the same. On receipt of the Offer Shares in the Special Depository Account of the Trading Member, the Acquirer shall assume that the Public Shareholders have submitted their Bid only after obtaining applicable approvals, if any. The Acquirer reserves the right to reject those Bids which are submitted without attaching a copy of such required approvals.

14.16.	The Shares to be acquired under this Offer are to be acquired free from all liens, charges and encumbrances and together with all rights attached thereto. Shares that are subject to any charge, lien or encumbrances are liable to be rejected.

14.17.	Clause 5 of Schedule II of the Delisting Regulations provide that Public Shareholders who have tendered their Offer Shares by submitting Bid Forms pursuant to the terms of this Public Announcement, may withdraw or revise their Bids upwards not later than one day before the Bid Closing Date. Downward revision of Bids shall not be permitted. Any such request for upward revision or withdrawal of the Bids can only be exercised by submitting the Form of Withdrawal or Form of Revision so as to reach the Trading Member at any of the Bid Centres as mentioned in paragraph 15 below on or before 3.00 pm IST, March 29, 2012.

14.18.	Based on the aggregate demand and price for Bids registered on the electronic facilities of the BSE, a graphical representation of consolidated demand and price will be available on the websites of BSE during the Bid/Offer Period, as customarily provided by the BSE at www.bseindia.com.

15.	Details of Bid Centres and Trading Member

15.1.	The detailed list of the bidding centres (“Bid Centres”) including centres of the above Trading Member is as follows:

Sr. No.	Bid Centre/City	Address of Trading Member	Contact Person	Contact Details
1	MUMBAI	142-C 1st Floor, Victor House, N M Joshi Marg Lower Parel (West) Mumbai—400013	Ms. Kiran Gourav	022-61127430
2	MUMBAI FORT	24-B, Rajabahadur Mansion, Ground Floor, Ambalal Doshi Marg, Behind BSE, Fort, Mumbai—400 023.	Ms. Nutan Shirke	022-66235454
3	BANGALORE	No.59, Skanda Puttana road Basavangudi Bangalore—04	Ms. Gayatri Alva	080-32515501
4	NEW DELHI	105-108 Arunachal Building 19, Barkhamba Road, Connaught Place, New Delhi—110 001	Mr. Praveen Jain	011-43509299
5	PUNE	Office No 88, 4th floor B wing, Srinath Plaza, Dynaneshwar Paduka Chok, F C Road, Pune	Mr. Paresh Topiwala	020-30203100
6	AHMEDABAD	7-8 2nd Floor, 3rd Eye Building Panchavati Building C G Road, Ahmedabad—380006	Mr. Anand Modi	079-66627919
7	CHENNAI	No 48, Dr B N Road, Mahbubani Towers, Third floor A block, T Nagar Chennai 600017	Mr. Prem Kumar	044-42076807
8	CALCUTTA	49, Jatin Das Road, Kolkata—700029	Mr. Tapas Saha	033-24630424
9	HYDERABAD	8-2-609, Naina Towers, Road No 10 Banjara Hills	Mr. G Suresh Kumar	040-44677405
10	VADODARA	31-34, Payal complex, Opp.Vadodara Stock Exchange, Sayajigunj Vadodara 390 005, Gujarat	Mr.Sandip S Shah	0265-2361182
11	SURAT	G-16, Empire Estate Building, Ring road, Near Udhana Darwaja, Surat	Mr. Paresh Topiwala	0261-6450654

Note: Any queries can be emailed to project.patnioffer@kotak.com or murali@karvy.com

16.	Determination of Discovered Price and Exit Price

16.1.	The minimum price (“Discovered Price”) payable by the Acquirer for the Offer Shares it acquires pursuant to the Offer, as determined in accordance with the Delisting Regulations, will be the price at which the maximum number of Offer Shares are tendered pursuant to a Reverse Book Building Process (“Reverse Book Building Process”) in the manner as specified in Schedule II of the Delisting Regulations.

16.2.	The Acquirer may, in its sole and absolute discretion, accept the Discovered Price for the Offer Shares. Alternatively, the Acquirer may, in its sole discretion, offer to pay a price higher than the Discovered Price for the Offer Shares. The price so accepted or offered by the Acquirer is referred to in the Public Announcement as the “Exit Price”. If the Acquirer accepts or offers an Exit Price, the Acquirer will acquire all Offer Shares, which have been tendered at prices up to and equal to the Exit Price, for a cash consideration equal to the Exit Price for each such Offer Share.

16.3.	The Acquirer shall announce the Discovered Price and/ or the Exit Price, and its decision to accept or reject the Discovered Price and/ or the Exit Price, as the case may be, in the same newspapers in which the Public Announcement has appeared, in accordance with the timetable set out in the Public Announcement.

17.	Procedure for Settlement

17.1.	If the Acquirer accepts the Discovered Price or offers the Exit Price and all other conditions attaching to the Offer are satisfied, the Acquirer shall acquire all Offer Shares that have been tendered at prices up to and equal to the Exit Price, for a cash consideration equal to the Exit Price for each such Offer Share. For this purpose, the Acquirer will open a special account and transfer thereto, the entire amount due and payable as consideration in respect of the Offer Shares tendered under the Offer at the Discovered Price or Exit Price, as applicable.

17.2.	The Acquirer shall make the payments to all Public Shareholders who have validly tendered their Offer Shares at or below the Exit Price within ten working days from the Bid Closing Date by way of a crossed account payee cheque/ demand draft /any applicable mode of electronic payment settlement (i.e. national electronic funds transfer / real time gross settlement system / national electronic clearing services). All payments will be made in the name of the first holder, in case of joint holder(s). Dispatches will be made by registered post at the Public Shareholder’s sole risk.

17.3.	Within ten working days from the Bid Closing Date, Share certificates for any invalid bid or any bid in excess of the Exit Price, will be dispatched to the tendering Public Shareholders by registered post at the Public Shareholders’ sole risk. Shares held in dematerialized form for any invalid bid or any bid in excess of the Exit Price will be credited back to the respective beneficiary account with their respective depository participants as per the details furnished by the beneficial owners in the Bid Form.

17.4.	Additionally, if and once the Shares have been delisted, all Public Shareholders whose Offer Shares have not been acquired by the Acquirer may offer their Offer Shares to the Acquirer at the Exit Price for a period of one year following the date of the delisting. A separate offer letter in this regard will be sent to the Public Shareholders whose shares have not been accepted in the Offer. Such Public Shareholders will be required to submit the required documents to the Registrar to the Offer within the stipulated time.

17.5.	If the Acquirer does not accept or offer an Exit Price, all Offer Shares tendered/pledged in the Special Depository Account shall be returned/released from pledge as soon as is practicable to the relevant Public Shareholders. Additionally, the Promoters will ensure that iGATE Corporation complies with the minimum public shareholding requirements in accordance with applicable laws.

18.	Information relating to ADSs

18.1.	As required under regulation 14(3) of the Delisting Regulations, holders of ADSs cannot participate in the bidding process directly, but must instead, if they wish to participate, redeem the ADSs and receive the underlying Shares, and then subsequently participate in the Delisting Offer.

18.2.	If the Acquirer accepts or offers the Exit Price and all other conditions attaching to the Offer are satisfied, the Company will make an application to Indian Stock Exchanges for delisting. In addition, upon consummation of the Transaction, the Company’s ADSs will be delisted from trading on the NYSE, and if the deregistration provisions of the U.S. Exchange Act and the rules promulgated thereunder have been satisfied, the Promoters will also seek to cause the ADSs to be deregistered under the U.S. Exchange Act and the Company will no longer file reports and furnish information to the SEC.

19.	Escrow Account

19.1.	As of March 9, 2012, the Company’s Fully Diluted Share Capital is as below:

Shares outstanding (including ADSs)	135,615,132
Unvested ESOPs	1,299,207
Fully Diluted Share Capital	136,914,339

19.2.	The estimated amount of consideration payable under the Offer, calculated as Fully Diluted Share Capital as reduced by Promoter shareholding (i.e. 26,823,624 Shares) multiplied by the Floor Price (of Rs. 356.74) is Rs. 956,90,59,625.8 (Rupees Nine Hundred Fifty Six Crores Ninety Lakhs Fifty Nine Thousand Six Hundred and Twenty Five and Paisa Eighty Only).

19.3.

The Promoters, Kotak Mahindra Capital Company Limited having its office at 1st Floor, Bakhtawar, 229, Nariman Point, Mumbai 400 021 (hereinafter referred to as “Manager to the Offer”) and Kotak Mahindra Bank Limited having its office at 36-38A, Nariman Bhavan,227,Nariman Point, Mumbai—400 021 (hereinafter referred to as “Escrow Bank”) have entered into an escrow agreement dated March 7, 2012 pursuant to which the Acquirer has by way of security for performance of their obligations under the Delisting Regulations, have made an escrow arrangement for the Offer comprising a bank guarantee for Rs. 956,90,59,625.8 (Rupees Nine Hundred Fifty Six Crores Ninety Lakhs Fifty Nine Thousand Six Hundred and Twenty Five and Paisa Eighty Only) (such bank guarantee amount referred to as the “Escrow Amount”). The bank guarantee is valid till September 11, 2012 and has been issued by DBS Bank Ltd having its branch office at Salarpuria Windsor, No. 3, Ulsoor Road, Bangalore, India in favour of the Manager to the Offer. The Manager to the Offer is empowered to realise the value of the aforesaid bank guarantee in terms of the Delisting Regulations.

19.4.	The escrow amount mentioned above is equal to or in excess of the 100% of the estimated amount of consideration payable under the Offer as calculated above.

19.5.	On determination of the Exit Price and making of the public announcement under regulation 18 of the Delisting Regulations, the Promoters shall ensure compliance with regulation 11(2) of the Delisting Regulations.

19.6.	If the Acquirer offers an Exit Price, the Acquirer will open a special account with the Escrow Bank and transfer thereto, the entire amount due and payable as consideration in respect of the Offer Shares accepted in the Offer at the Exit Price.

20.	Tax to be deducted at source

20.1.	General

a.	As per the provisions of section 195(1) of the I-T Act, any person responsible for paying to a non-resident any sum chargeable to tax is required to deduct tax at source (including surcharge and cess as applicable). Since the consideration payable under the Offer would be chargeable to capital gains under section 45 of the I-T Act or as business profits or other income as the case may be, Acquirer is required to deduct taxes at source (including surcharge and cess).

b.	Resident and non-resident Shareholders (including FII) are required to submit their Permanent Account Number (“PAN”) for Indian income-tax purposes. In case PAN is not submitted or is invalid or does not belong to the Shareholder, Acquirer will arrange to deduct tax at the rate of 20% (twenty percent) or at the rate in force or at the rate specified in the relevant provisions of the I-T Act, whichever is higher.

c.	In case of ambiguity, incomplete or conflicting information or the information not being provided to the Acquirer, it would be assumed that the Shareholder is a non-resident Shareholder and taxes shall be deducted at the maximum rate as may be applicable to the relevant category to which the Shareholder belongs under the I-T Act, on the entire consideration, payable to such Shareholder.

d.	Securities transaction tax will not be applicable to the Shares accepted in this Offer.

e.	The provisions contained under clause (b) and (c) above shall apply notwithstanding anything contrary contained in paragraphs 20.2 to 20.4 below.

20.2.	Tax to be Deducted in Case of Non-resident Shareholders / ADS holders (Other than FII)

a.	While tendering Shares under the offer, non-resident shareholders shall be required to submit a No Objection Certificate (“NOC”) / Tax Clearance Certificate (“TCC”) from the Income-tax Authorities under Section 195(3) or Section 197 of the I-T Act along with the Bid cum Acceptance Form, indicating the amount of tax to be deducted by the Acquirer before remitting the consideration. The Acquirer will arrange to deduct taxes at source in accordance with such NOC / TCC.

b.	In case the aforesaid NOC / TCC is not submitted, the Acquirer will arrange to deduct tax at the maximum rate as may be applicable to the relevant category to which the shareholder belongs under the I-T Act, on the entire consideration, payable to such Shareholder.

c.	In the case of ADS holders who would withdraw and tender shares, the provisions of clause (a) and (b) above would apply.

20.3.	Withholding tax implications for FII

a.	As per provisions of section 196D(2) of the I-T Act, no deduction of tax at source will be made from any income by way of capital gains arising from transfer of securities referred to in section 115AD of the I-T Act to an FII as defined in section 115AD of the I-T Act.

b.	An FII should certify (“FII Certificate”) the nature of its income arising from the sale of shares in the Target Company as per the I-T Act (whether capital gains or otherwise). In the absence of FII Certificate to the effect that their income from sale of shares is in the nature of capital gains, the Acquirer will deduct tax at the maximum rate applicable to the category to which such FII belongs on the entire consideration payable to such FII. Should the FII submit a No Objection Certificate (“NOC”) / Tax Clearance Certificate (“TCC”) from the Income-tax Authorities under Section 195(3) or Section 197 of the I-T Act along with the Bid cum Acceptance Form, indicating the amount of tax to be deducted by the Acquirer(s) before remitting the consideration, the Acquirer will arrange to deduct taxes at source in accordance with such NOC / TCC.

20.4.	Tax to be deducted in case of resident Shareholders

a.	In absence of any specific provision under the I-T Act, Acquirer will not deduct tax on the consideration payable to resident Shareholders in respect of gains arising on transfer of Shares under this offer.

20.5.	Issue of withholding tax certificate

The Acquirer will issue a certificate in the prescribed form to the Shareholders (non- resident) who have been paid the consideration after deduction of tax on the same certifying the amount of tax deducted and other prescribed particulars.

20.6.	Withholding taxes in respect of overseas jurisdictions

a.	Apart from the above, the Acquirer will be entitled to withhold tax in accordance with the tax laws applicable in the overseas jurisdiction where the non-resident Shareholder is a resident for tax purposes (“Overseas tax”).

b.	For this purpose, the non-resident Shareholder shall duly represent in the Bid cum Acceptance Form the quantum of the Overseas tax to be withheld as per the relevant tax laws of the country in which the non-resident Shareholder is a tax resident, and the Acquirer will be entitled to rely on this representation at their/its sole discretion

20.7.	Shareholders who wish to tender their Shares must submit the information all at once as given in the Bid cum Acceptance Form and those that may be additionally requested for by the Acquirer. The documents submitted by the shareholders along with the Bid cum Acceptance Form will be considered as final. Any further / delayed submission of additional documents, unless specifically requested by the Acquirer will be accepted at the sole discretion of the Acquirer.

20.8.	Taxes once withheld will not be refunded by the Acquirer under any circumstances. The tax withheld under this Offer is not the final liability of the Shareholders or in no way discharges the obligation of Shareholders to disclose the amount received pursuant to this Offer. The tax rates and other provisions may undergo changes.

20.9.	All Shareholders are advised to consult their tax advisors for the treatment that may be given by their respective assessing officers in their case, and the appropriate course of action that they should take. The Acquirer and the Manager to the Offer do not accept any responsibility for the accuracy or otherwise of such advice. The aforesaid treatment of tax deduction at source may not necessarily be the treatment also for filing the return of income.

20.10.	The final decision to withhold tax or not, or the quantum of taxes to be withheld rests solely with the Acquirer.

All Shareholders are advised to consult their tax advisors for the treatment that may be given by their respective assessing officers in their case, and the appropriate course of action that they should take. The Promoters, iGATE Corporation and the Manager to the Offer do not accept any responsibility for the accuracy or otherwise of such advice. The aforesaid treatment of tax deduction at source may not necessarily be the treatment also for filing the return of income.

21.	Compliance Officer

The Compliance Officer of the Company is:

Mr. Arun Kanakal,

Vice President & Company Secretary

Akruti Softech Park, MIDC Cross Road

No 21 MIDC, Andheri (E),

Mumbai—400093

Tel.: +91 22 6693 0500, Fax: +91 22 2832 1750

Email: arun.kanakal@igatepatni.com

22.	Disclaimer clause of BSE

It is to be distinctly understood that the permission given by the BSE to use their electronic automated facilities and infrastructure for “Online reverse book building facility for delisting of securities” should not in any way be deemed or construed that the compliance with various statutory and other requirements by Patni Computer Systems Limited and the MANAGER TO THE OFFER etc. are cleared or approved by the BSE; nor does the BSE in any manner warrant, certify or endorse the correctness or completeness of any of the compliance with the statutory and other requirements nor does the BSE have any financial responsibility or liability nor does the BSE take responsibility in any way for the financial or other soundness of the Company, its promoters or its management.”

It is also to be distinctly understood that the approval given by the BSE should not in any way be deemed or construed to mean that the public announcement has been cleared or approved by the BSE, nor does the BSE in any manner warrant, certify or endorse the correctness or completeness of any of the contents of the announcements, nor does the BSE warrant that the securities will be delisted.

That every person who desires to avail of the exit opportunity may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the BSE or against the Investor Protection Fund set up by the BSE whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such offer and tender of securities through book building process whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

23.	General Disclaimers

Every person who desires to avail of the Offer may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the Promoters, iGATE Corporation, the Manager to the Offer or the Company whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such Offer and tender of securities through the Reverse Book Building Process whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Signed on behalf of the Promoters and iGATE Corporation

For the Board of Directors of Pan-Asia iGATE Solutions

Name	: Mukund Srinath
Designation	: Authorized Signatory
Date	: March 14, 2012
Place	: Bangalore

For the Board of Directors of iGATE Global Solutions Limited

Name	: Mukund Srinath
Designation	: Senior Vice President—Legal & Company Secretary
Date	: March 14, 2012
Place	: Bangalore

For the Board of Directors of iGATE Corporation

Name	: Sujit Sircar
Designation	: Chief Financial Officer
Date	: March 14, 2012
Place	: United States of America